

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

      RE: **Lowe's Companies, Inc.**
              Form 10-K for the fiscal year ended January 29, 2010
              Filed March 30, 2010
              File # 1-7898

Dear Mr. Hull:

      We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               John Cash
                               Accounting Branch Chief